As filed with the Securities and Exchange Commission on April 9, 1997


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                   SCHEDULE 13E-3
                                  (AMENDMENT NO. 1)

                           RULE 13E-3 TRANSACTION STATEMENT
            (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                    CALGENE, INC.
                                    (Name of issuer)

                                    CALGENE, INC.
                          MONSANTO ACQUISITION COMPANY, INC.
                                 MONSANTO COMPANY
                              (Name of Person(s) Filing Statement)

                         COMMON STOCK, PAR VALUE $.001 PER SHARE
                                 (Title of class of securities)

                                     129598 10 8
                              (CUSIP number of class of securities)


               R. WILLIAM IDE, III, ESQ.                  LLOYD M. KUNIMOTO
       MONSANTO COMPANY & MONSANTO ACQUISITION COMPANY      CALGENE, INC.
              800 N. LINDBERGH BOULEVARD                  1920 FIFTH STREET
               ST. LOUIS, MISSOURI 63167                DAVIS, CALIFORNIA 95616
                    (314) 694-1000                         (916) 753-6313
       (Name, address and telephone number of persons authorized to receive notices and communications on behalf of persons filing statement)

                                     COPIES TO:
      MARK G. BORDEN, ESQ.   ERIC S. ROBINSON, ESQ.   STEVEN J. TONSFELDT, ESQ.
      HALE AND DORR      WACHTELL, LIPTON, ROSEN & KATZ    VENTURE LAW GROUP
      60 STATE STREET      51 WEST 52ND STREET       A PROFESSIONAL CORPORATION
      BOSTON, MA 02109     NEW YORK, NY 10019             2800 SAND HILL ROAD
      (617) 526-6000         (212) 403-1000               MENLO PARK, CA 94025
                                                             (415) 854-4488


                                    APRIL 7, 1997
       (Date Tender Offer First Published, Sent or Given to Security Holders)

                 THIS STATEMENT IS FILED IN CONNECTION WITH A TENDER OFFER.

     +----------------------------------------------------------------------+
     |                      CALCULATION OF FILING FEE                       |
     +----------------------------------+-----------------------------------+
     |       TRANSACTION VALUATION      |      AMOUNT OF FILING FEE         |
     |           $242,759,368*          |            $48,553**              |
     +----------------------------------+-----------------------------------+

      * For purposes of fee calculation only. The total transaction value is based on 66,741,035 Shares outstanding as of April 2, 1997 less 36,396,114 Shares owned by Parent and Purchaser, multiplied by the offer price of $8.00 per Share.

      ** The amount of the filing fee calculated in accordance with Regulation
         240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the shares to be purchased.

      [X] Check box if any part of the fee is offset as provided by Rule
          0-11(a)(2).

         Amount Previously Paid: $48,553 Filing Parties: Monsanto Company, Monsanto Acquisition Company, Inc.
         Form of Registration No.: Schedule 14D-1 Date Filed: April 7, 1997

                                   INTRODUCTION

                This Amendment No. 1 to Rule 13e-3 Transaction Statement on
        Schedule 13E-3 (this "Amendment") amends and supplements the Rule
        13e-3 Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on April 7, 1997 (as amended from time to time, the "Schedule 13E-3") by Monsanto Company ("Parent"), Monsanto Acquisition Company, Inc. ("Purchaser"), and Calgene, Inc. (the "Company"). This Amendment relates to a tender offer by Purchaser for all outstanding shares of common stock, par value $.001 per share (the "Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 7, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2), respectively, to the Schedule 13E-3. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

                The information contained in this Amendment concerning the Company and the Special Committee was supplied by the Company. Parent and Purchaser take no responsibility for the accuracy of such information.

        ITEM 8. FAIRNESS OF THE TRANSACTION.

                Item 8 is hereby deleted in its entirety and the following and substituted therefor:

                (a)-(f) The information set forth in the Offer to Purchase under "INTRODUCTION," "SPECIAL FACTORS -- Background of the Offer and the Merger", "SPECIAL FACTORS -- Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger", "SPECIAL FACTORS -- Opinion of Financial Advisor to the Special Committee", "SPECIAL FACTORS -- Purpose and Structure of the Offer and the Merger; Reasons of Parent and Purchaser for the Offer and the Merger" is incorporated herein by reference. In recognition of Parent's interest in the Offer and the Merger, Messrs. Patrick J. Fortune, Robert T. Fraley, Michael R. Hogan, and Hendrik A. Verfaillie, each of whom is a director of the Company and an employee of Parent, abstained from voting on all matters relating to the Offer and the Merger.






                                    SIGNATURES

            After due inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                          CALGENE, INC.


                                          By: /s/ Michael Motroni
                                          Name: Michael Motroni
                                          Title: Vice President, Finance



                                          MONSANTO COMPANY


                                          By: /s/ Hendrik A. Verfaillie
                                          Name: Hendrik A. Verfaillie
                                          Title: Executive Vice President



                                          MONSANTO ACQUISITION COMPANY


                                          By: /s/ Hendrik A. Verfaillie
                                          Name: Hendrik A. Verfaillie
                                          Title: President



        Dated:  April 8, 1997